Exhibit 99.1

NEWS RELEASE

Fortuna reports record production of 455,958 Au Eq ounces for 2024 and provides 2025 outlook.

Vancouver, January 21, 2025 – Fortuna Mining Corp. (NYSE: FSM) (TSX: FVI) reports production results for the fourth quarter and full year 2024 from its five operating mines in Latin America and West Africa. For the full year 2024, Fortuna produced a record 369,637 ounces of gold and 3,724,945 ounces of silver for a record 455,958 gold equivalent ounces1, including lead and zinc by-products. All references to dollar amounts in this news release are expressed in US dollars.

Fourth quarter 2024 highlights

•	Gold equivalent production of 116,358 oz; compared to 110,820 oz Au Eq in Q3 2024[3] and 136,154 oz Au Eq in Q4 2023[2]
•	Gold production of 95,993 oz; compared to 91,251 oz Au in Q3 2024[3] and 107,376 oz Au in Q4 2023[2]
•	Silver production of 843,611 oz; compared to 816,187 oz in Q3 2024[3] and 1,354,003 oz in Q4 2023[2]
•	Repurchased 6,402,640 common shares at an average price of $4.77 per share for a total of $30,529,066; representing 41.88 percent of the 15,287,201 shares under the Company’s normal course issuer bid[6]

Full year 2024 highlights

•	Record gold equivalent production of 455,958 oz1, in line with low end of guidance; compared to 452,389 oz Au Eq in 2023[2]
•	Record gold production of 369,637 oz, achieving midpoint of guidance; compared to 326,638 oz Au in 2023[2]
•	Silver production of 3.7 Moz, below guidance; compared to 5.9 Moz in 2023[2]
•	By-product lead and zinc production of 39.6 and 51.9 Mlbs, respectively
•	2024 Total Recordable Injury Frequency Rate (TRIFR) of 1.36 compared to 1.22 in 2023; Lost Time Injury Frequency Rate (LTIFR) of 0.48 compared to 0.36 in 2023

2025 consolidated production and cost guidance highlights

•	Gold equivalent production of between 380,000 and 422,000 oz; a projected decrease of between 17 and 7 percent, respectively, compared to 2024 production[4]
•	Gold production of between 334,000 and 373,000 oz; a projected decrease of 10 percent and an increase of 1 percent, compared to 2024[2]
•	Silver production of between 0.9 and 1.0 million oz; a projected decrease of between 76 and 73 percent, respectively, compared to 2024[2]
•	Cash cost of between $895 and $1,015/oz Au Eq [5]
•	AISC of between $1,550 and $1,680/oz Au Eq [5]

Notes:

1.	Au Eq includes gold, silver, lead and zinc and is calculated using the following metal prices: $2,401/oz Au, $28.04/oz Ag, $2,072/t Pb and $2,786/t Zn or Au:Ag = 1:85.6, Au:Pb = 1:1.16, Au:Zn = 1:0.86
2.	Refer to Fortuna news release dated January 18, 2024, “Fortuna reports record 2023 production of 452 koz Au Eq and 2024 annual guidance of 457 to 497 koz Au Eq.”
3.	Refer to Fortuna news release dated October 10, 2024, “Fortuna reports solid production of 110,820 gold equivalent ounces for the third quarter of 2024.”
4.	Au Eq includes gold, silver, lead, and zinc and is calculated using the following metal prices: $2,500/oz Au, $30.0/oz Ag, $2,100/t Pb and $2,700/t Zn or Au:Ag = 1:83.30, Au:Pb = 1:1.19, Au:Zn = 1:0.93
5.	Refer to Appendix
6.	Refer to Fortuna news release dated December 3, 2024, “Fortuna reports progress on its share buyback program”

2024 consolidated operating results

	Gold production (oz)			Silver production (oz)
Mines	Q4 2024	FY 2024	2024 Guidance	Q4 2024	FY 2024	2024 Guidance
Séguéla, Côte d’Ivoire	35,244	137,781	126,000 - 138,000	-	-	-
Yaramoko, Burkina Faso	29,576	116,206	105,000 - 119,000	-	-	-
Lindero, Argentina	26,806	97,287	93,000 - 105,000	-	-	-
San Jose, Mexico	4,239	17,811	19,000 - 23,000	594,373	2,548,402	3,100,000 - 3,600,000
Caylloma, Peru	128	552	-	249,238	1,176,543	900,000 - 1,100,000
Total	95,993	369,637	343,000 - 385,000	843,611	3,724,945	4,000,000 - 4,700,000

Séguéla Mine, Côte d’Ivoire
Achieves top end of guidance for gold production

	Q4 2024	FY 2024	2024 Guidance
Tonnes milled	430,117	1,561,800	-
Average tpd milled	4,727	4,279	-
Gold grade (g/t)	2.95	2.95	-
Gold recovery (%)	91.7	93.0	-
Gold production (oz)[1]	35,244	137,781	126,000 - 138,000

Note:
1.	Production includes doré only

Highlight

•	Achieved 1.56 million tonnes of annual production as an outcome of optimization work; 25 percent above original design capacity

In the fourth quarter, mine production totaled 715,008 tonnes of ore, averaging 2.34 g/t Au, and containing an estimated 53,796 ounces of gold from the Antenna, Ancien, and Koula pits. Movement of waste totaled 3,670,138 tonnes, for a strip ratio of 5.1:1. The Antenna pit was the primary source of production, yielding 530,651 tonnes of ore, with the Koula and Ancien pits contributing the remainder.

Séguéla produced 35,244 ounces of gold at an average head grade of 2.95 g/t Au, a 0.7 and 9.7 percent increase, respectively, compared to the third quarter in 2024. Despite higher grades in the fourth quarter, production remained essentially unchanged quarter over quarter due to inventory movements in the plant circuit. The higher gold grade is in line with the planned mining sequence and is representative of the life of mine grade. Plant throughput for the quarter averaged 208 tonnes per hour (tph), which is 35 percent higher than name plate design capacity of 154 tph.

AISC for the full year is expected to be within the 2024 guidance range of between $1,110 and $1,230 per ounce sold, with AISC in the fourth quarter above the average for the year, reflecting higher capex execution in the last quarter of 2024.

Yaramoko Mine, Burkina Faso
Achieves top end of guidance for gold production

	Q4 2024	FY 2024	2024 Guidance
Tonnes milled	102,105	454,969	-
Average tpd milled	1,122	1,243	-
Gold grade (g/t)	9.18	8.21	-
Gold recovery (%)	98.16	98.12	-
Gold production[1] (oz)	29,576	116,206	105,000 - 119,000

Note:

1.	Production includes doré only

Highlights

•	One-million-ounce gold pour milestone in May 2024[1]
•	Fourth consecutive year free of lost time injuries

In the fourth quarter, 102,105 tonnes of ore were treated at an average head grade of 9.18 g/t Au, producing 29,576 ounces of gold. This represents a 37 percent increase in grade, and a 6 percent increase in ounces, compared to the third quarter in 2024. The reduced tonnage milled was primarily due to the failure of the mill variable speed drive circuit breaker which resulted in approximately 16 days of lost milling time. The increased head grade is attributable to ore being mainly sourced from stoping operations in the 55 Zone and QVP as development operations decrease. In 55 Zone, ore development was completed during the quarter, and waste development operations are scheduled to be completed in the first quarter of 2025. At the 109 Zone, open pit mobilization operations commenced, with mining due to start later in the first quarter of 2025.

During the quarter, 117,817 tonnes of ore were mined averaging 8.5 g/t Au from the 55 Zone and QVP.

AISC for the full year is expected to be slightly above the 2024 guidance range of between $1,220 and $1,320 per ounce sold. This was driven by successful exploration results and the required additional mine development, consistent with the extension of the life of mine into 2025.

Note:

1.	Refer to Fortuna news release dated May 22, 2024: “Fortuna’s Yaramoko Mine reaches one-million-ounce gold pour milestone”

Lindero Mine, Argentina

Achieves guidance for gold production

	Q4 2024	FY 2024	2024 Guidance
Ore placed on pad (t)	1,757,290	6,367,505	-
Gold grade (g/t)	0.60	0.62	-
Gold production (oz)[1]	26,806	97,287	93,000 - 105,000

Note:

1.	Gold production includes doré, gold in carbon, and gold in copper concentrate

Highlight

•	Leach pad expansion entered operation in the fourth quarter of 2024; delivered into operation on time and on budget.

In the fourth quarter, 2.05 million tonnes of ore were mined, with a stripping ratio of 1.54:1. A total of 1.76 million tonnes of ore were placed on the leach pad averaging 0.60 g/t Au, containing an estimated 34,151 ounces of gold.

Gold production for the quarter was 26,806 ounces of gold, comprised of 24,679 ounces in doré bars, 2,086 ounces contained in rich fine carbon, and 41 ounces contained in copper precipitate. The 10 percent increase in production, when compared to the previous quarter, is due to a higher rate of pregnant solution percolation related to the first lift of ore placed on the new leach pad expansion area. The mine began placing ore on the expanded leach pad in the second half of October 2024. By year end, the $51.8 million leach pad expansion project was approximately 88 percent complete, with $6 million remaining to be spent in the first quarter of 2025. This will be used to finalize minor construction activities, demobilize construction contractors, and close out the project. The leach pad expansion is expected to be completed on budget.

Lindero’s energy supplier commenced work on a 14.5 MWh solar power plant project in September of 2024. Currently, the project is 41 percent complete, and a 1 MWh battery energy storage system has already been installed and linked to the existing power plant. The project is expected to be complete by the third quarter of 2025.

AISC for the full year is expected to be towards the higher end of the 2024 guidance range between $1,730 and $1,950 per ounce sold, principally due to the appreciation of the Argentine peso throughout the year. However, AISC is expected to improve in 2025 as disclosed in the Lindero outlook section.

Operational efficiency initiatives related to mine, plant capacity, and gold recovery

•	Optimized the drill bit diameter for production drilling, resulting in a 38 percent improvement in productivity per meter drilled.
•	Commenced project to change the loading and haulage fleet from 100-tonne trucks and shovels to 40-tonne trucks and excavators. This project is expected to reduce capital expenditures, diesel consumption, improve supply options for spare parts, and reduce inventory levels over the life of mine.
•	Optimization of the primary and secondary crushers achieved a 13 percent increase in hourly throughput compared to the previous year.
•	HPGR attained a 12 percent reduction in average particle size, aiming to improve gold recovery.
•	The SART plant achieved a 20 percent reduction in consumption of key reagents when compared to design KPIs.
•	Cyanide consumption was reduced by 10 percent compared to the previous year, bringing the current consumption down to 0.28 kg/t.
•	Optimization of the adsorption columns and pressure vessels increased flow by 10 percent, leading to improved gold extraction.
•	Once completed, the solar power plant is expected to generate annual savings of approximately $1.8 million by replacing an estimated 40 percent of diesel consumption with solar power generation, whilst reducing the carbon footprint by approximately 10,630 t/year of CO2 emissions.

These initiatives are aligned with Fortuna’s continuous improvement strategy, and the operation continues to identify opportunities to improve its competitiveness.

San Jose Mine, Mexico
Production from the tail end of reserves

	Q4 2024	FY 2024	2024 Guidance
Tonnes milled	190,063	735,591	-
Average tpd milled	2,437	2,138	-
Silver grade (g/t)	118	125	-
Silver recovery (%)	82.70	86.07	-
Silver production (oz)	594,373	2,548,402	3,100,000 - 3,600,000
Gold grade (g/t)	0.85	0.89	-
Gold recovery (%)	81.96	84,76	-
Gold production (oz)	4,239	17,811	19,000 - 23,000

Highlight

•	Subsequent to the end of the quarter, the Company announced the sale of the non-core San Jose Mine[1,2]

In the fourth quarter, the San Jose Mine produced 594,373 ounces of silver and 4,239 ounces of gold at average head grades of 118 g/t Ag and 0.85 g/t Au, an increase of 16 and 12 percent, respectively, when compared to the third quarter of 2024. The positive results were due to higher grades being mined, with the processing plant milling 190,063 tonnes at an average rate of 2,437 tonnes per day. Metallurgical recoveries continued to be impacted by higher iron oxide material from the upper levels.

Annual production of silver and gold were 18 and 6 percent below the lower end of annual guidance, respectively. Approximately 5 percent of the lower production for both metals was due to the effect of the iron oxide in the metallurgical recovery. Head grades for the year were aligned with the geological model, albeit slightly lower than expected.

As the mine was operating at the tail end of reserves, lower tonnes than expected were mined in areas which included old adits and stopes with high geologic uncertainty. As a result, the largest impact on annual silver production was due to lower tonnage extracted than anticipated.

Notes:

1.	Refer to Fortuna news release dated January 15, 2025: “Fortuna announces sale of non-core San Jose Mine, Mexico”
2.	Au Eq includes gold, silver, lead and zinc and is calculated using the following metal prices: $2,661/oz Au, $31.26/oz Ag, $2,009/t Pb and $3,046/t Zn or Au:Ag = 1:85.1, Au:Pb = 1:1.32, Au:Zn = 1:0.87

Caylloma Mine, Peru
Strong performance, exceeding top end of annual production guidance for all metals

	Q4 2024	FY 2024	2024 Guidance
Tonnes milled	139,761	551,430	-
Average tpd milled	1,553	1,549	-
Silver grade (g/t)	67	80	-
Silver recovery (%)	83.32	83.29	-
Silver production (oz)[1]	249,238	1,176,543	900,000 - 1,100,000
Lead grade (%)	3.36	3.57	-
Lead recovery (%)	91.73	91.07	-
Lead production (lbs)	9,499,719	39,555,339	29,000,000 - 34,000,000
Zinc grade (%)	4.94	4.71	-
Zinc recovery (%)	91.14	90.61	-
Zinc production (lbs)	13,873,690	51,905,635	36,000,000 - 39,000,000

Note:
1.	Metallurgical recovery for silver is calculated based on silver content in lead concentrate

In the fourth quarter, the Caylloma Mine produced 249,238 ounces of silver at an average head grade of 67 g/t Ag. While silver production was 18 percent lower than the previous quarter, it was in line with the production sequence for the period. Total silver production for the year was 7 percent higher than the upper end of annual guidance.

Zinc and lead production was 13.87 Mlbs and 9.50 Mlbs, respectively for the fourth quarter, with average head grades of 4.94 % Zn and 3.36 % Pb, an increase of 6 percent for zinc and a decrease of 7 percent for lead, when compared to the third quarter of 2024. Zinc and lead production was above the higher end of annual guidance by 33 percent and 16 percent respectively. Increased production is the result of positive grade reconciliation to the reserve model in the lower levels of the underground mine.

AISC for 2024 is expected to be towards the high end of annual guidance range between $18 and $21 per ounce sold, due to the impact of a higher silver price relative to zinc and lead in the silver equivalency calculation, resulting in lower equivalent ounces.

2025 consolidated production and cost guidance

Production guidance for 2025 is lower than 2024, due to the anticipated completion of the sale of the non-core San Jose Mine in the first quarter of 2025, and the impact resulting from a higher silver price relative to zinc and lead in the calculation of silver equivalent production at the Caylloma Mine.

Cash cost and AISC are guided to be in line with 2024, despite increases in the stripping ratio for both the Lindero and Séguéla mines, which for Lindero is anticipated to peak in 2025 and for Séguéla in 2026. This is expected to be offset by lower capex at both the Lindero and Yaramoko mines. Lindero’s capital investments in equipment and infrastructure are expected to decrease by approximately 67 percent, while capital expenditures at Yaramoko are expected to decrease by approximately 60 percent.

The Company is also capitalizing on various productivity and cost efficiency initiatives in 2025. Several of the main projects already reflected in our AISC projections amount to $16 million in incremental cash flow (pre-tax) at Lindero, and the optimization of the Séguéla processing facility to treat 1.7 million tonnes per year.

In addition, the Company is providing 2-year guidance for the Séguéla Mine to reflect the significant improvement in gold production and AISC expected for 2026 at our flagship asset.

2025 consolidated production and cost guidance table

Mine	Silver (Moz)	Gold (koz)	Lead (Mlbs)	Zinc (Mlbs)	Cash Cost[1,2,3,5]	AISC[1,2,3,5]
Silver					($/oz Ag Eq)	($/oz Ag Eq)
Caylloma, Peru	0.9 - 1.0	-	29 - 32	45 - 49	15.0 - 16.6	21.7 - 24.7
Gold					($/oz Au)	($/oz Au)
Lindero, Argentina[4]	-	93 - 105	-	-	1,060 - 1,235	1,600 - 1,770
Yaramoko, Burkina Faso	-	107 - 121	-	-	880 - 1,000	1,165 - 1,320
Séguéla, Côte d´Ivoire	-	134 - 147	-	-	680 - 750	1,500 - 1,600
Consolidated Total	0.9 - 1.0	334 - 373	29 - 32	45 - 49	$895 - 1,015[6]	$1,550 - 1,680[6]

Notes:

1.	Cash Cost and all-in sustaining cost (AISC) are non-IFRS financial measures which are not standardized financial measures under the financial reporting framework used to prepare the financial statements of the Company and might not be comparable to similar financial measures disclosed by other issuers. Refer to the note under “Non-IFRS Financial Measures” below.
2.	Cash cost includes production cash cost and for Lindero, is net of copper by-product credit. AISC includes sustaining capital expenditures, worker’s participation (as applicable) commercial and government royalties mining tax, export duties (as applicable), subsidiary G&A and Brownfields exploration and is estimated at metal prices of $2,500/oz Au, $30.0/oz Ag, $2,100/t Pb, and $2,700/t Zn. AISC excludes government mining royalty recognized as income tax within the scope of IAS-12.
3.	Silver equivalent is calculated at metal prices of $2,500/oz Au, $30.0/oz Ag, $2,100/t Pb and $2,700/t Zn. The guidance assumes an exchange rate of 0.89 USD/EUR. For Argentina, it assumes an annual inflation rate of 29% and an annual devaluation of 18 percent.
4.	The cost guidance for the Lindero Mine does not take into account potential changes by the new Argentine Government to national macroeconomic policies, the taxation system and import and export duties which, if implemented, may have a material impact on costs.

5.	Historical non-IFRS measure cost comparatives: The following table provides the historical cash costs and historical AISC for the Company’s five mines which were operating during the year ended December 31, 2023, as follows:

Mine	Cash Cost[a,b,c]	AISC[a,b,c]
Silver	($/oz Ag Eq)	($/oz Ag Eq)
Caylloma, Peru	14.28	19.90
Gold	($/oz Au)	($/oz Au)
Lindero, Argentina	920	1,565
Yaramoko, Burkina Faso	809	1,499
Séguéla, Côte d’Ivoire	357	760

(a)	Cash cost and AISC are non-IFRS financial measures; refer to the note under “Non-IFRS Financial Measures” below.
(b)	Silver equivalent was calculated at metal prices of $1,902/oz Au, $23.37/oz Ag, $2,155/t Pb and $2,706/t Zn for the year ended December 31, 2023.
(c)	Further details on the cash costs and AISC for the year ended December 31, 2023 are disclosed on pages 38, 40, and 41 (with respect to cash costs) and pages 39 and 42 (with respect to AISC) of the Company’s management discussion and analysis (“MD&A”) for the year ended December 31, 2023 dated as of March 16, 2024 (“2023 MD&A”) which is available under Fortuna's SEDAR+ profile at www.sedarplus.ca and is incorporated by reference into this news release, and the note under “Non-IFRS Financial Measures” below

6.	Refer to Appendix

2025 Guidance Outlook

Séguéla Mine, Côte d’Ivoire

Optimizing Séguéla’s potential through 2026 and beyond

The Company is providing 2-year guidance for the Séguéla Mine to reflect the significant improvement in gold production and AISC planned for 2026.

	2025	2026
Annual gold production (koz)	134 - 147	160 - 180
Cash cost ($/oz Au)[1]	680 - 750	720 - 790
AISC ($/oz Au)[1]	1,500 – 1,600	1,260 – 1,390

Note:

1.	Cash Cost and all-in sustaining cost (AISC) are non-IFRS financial measures which are not standardized financial measures under the financial reporting framework used to prepare the financial statements of the Company and might not be comparable to similar financial measures disclosed by other issuers. Refer to the note under “Non-IFRS Financial Measures” below.

2025 Outlook

Séguéla’s mine plan considers mining the Antenna, Ancien, and Koula pits, with plans to process 1.70 million tonnes of ore averaging 2.8 g/t Au, and capital investments estimated at $91 million, including $67 million for sustaining capital expenditures and $13.5 million for Brownfields exploration programs.

Major sustaining capital investments include:

Capitalized stripping	$47 million
Tailings storage facility (TSF) lift	$6 million
Other equipment and infrastructure	$14 million

Cash cost and AISC:

Cash cost is expected to be between $680 and $750 per ounce of gold. This represents an increase over 2024 mainly due to higher waste movement as the mine’s stripping ratio rises from 5.7:1 to 14.6:1, in accordance with the mine plan and life of mine average of 13.8:1.

AISC is expected to be between $1,500 and $1,600 per ounce of gold, reflecting higher cash cost over 2024 as described above, higher capitalized stripping and an increase in government royalties of 2 percent enacted in January 2025.

2026 Outlook

Séguéla’s mine plan considers a production range of between 160,000 and 180,000 ounces, mining in the Antenna, Ancien, Koula, and Sunbird pits, with plans to process 1.70 million tonnes of ore. Processed gold average head grade is expected to increase 18 percent to 3.3 g/t Au in 2026. The stripping ratio is planned to peak at 17:1. Capital investments are estimated at $48 million, including $38 million for sustaining capital expenditures and $10 million for Brownfields exploration programs.

Major sustaining capital investments include:

Capitalized stripping	$31 million
Equipment and infrastructure	$7 million

AISC is expected to be between $1,260 and $1,390 per ounce of gold. The improvement in AISC over 2025 is anticipated to be driven by the 18 percent higher grade referenced above and corresponding higher gold production, and lower projected capital expenditures in equipment and infrastructure.

Yaramoko Mine, Burkina Faso

Continued strong gold production

The Yaramoko Mine is scheduled to process 481,000 tonnes of ore averaging 7.7 g/t Au. Capital investment decreases substantially compared to previous years due to the completion of development operations at the 55 Zone.

Total sustaining capital expenditure is expected to be $2.5 million, predominantly comprising of the final TSF lift and land compensation. Due to the limited life of mine at Yaramoko, all sustaining capital expenditure has been included in opex costs. Yaramoko has been operating with a short life of mineral reserves for the last three years, and through successful exploration and mine development has been able to expand its mine life year-over-year. Currently, the life of mine is scheduled to end in 2026.

Cash cost and AISC:

Cash cost is expected to be between $880 and $1,000 per ounce of gold.

AISC is expected to improve in 2025 to between $1,165 and $1,320 per ounce of gold, as a result of 60 percent lower capex year over year.

Lindero Mine, Argentina
Capitalizing on optimization initiatives

The Lindero Mine is expected to place 7.2 million tonnes of ore on the leach pad averaging 0.58 g/t Au, containing an estimated 133,776 ounces of gold. Capital investments are estimated at $42.9 million, including $17.4 million in capital projects, $3.4 million in Brownfields exploration and $22.1 million in capitalized stripping costs. The stripping ratio is expected to increase from 1.1 in 2024 to 2.2 in 2025; the peak in the life of mine strip ratio.

Major sustaining capital investments include:

Capitalized stripping	$22.1 million
Completion of leach pad expansion project	$6.0 million
Heavy equipment replacement and overhaul	$2.5 million
Plant and mine critical spare parts	$4.0 million

Cash cost and AISC:

Cash cost is expected to increase in 2025 to between $1,060 and $1,235 per ounce of gold, reflecting a higher stripping ratio, the appreciation of the Argentine peso, and lower head grade compared to 2024.

AISC is expected to improve in 2025 to between $1,600 and $1,770 per ounce of gold, reflecting lower capital investments in equipment and infrastructure of 67 percent compared to 2024, partially offset by the increase in the cash cost described above. The Company plans to close final leach pad project activities and demobilize contractors in the first quarter of 2025 leading to a higher AISC in the first quarter compared to the average for the year. The Company anticipates the AISC to progressively decrease in the subsequent quarters of the year, aligned with guidance.

Caylloma Mine, Peru

Track record of solid performance

The Caylloma Mine is scheduled to process 0.55 million tonnes of ore averaging 64 g/t Ag, 2.8 % Pb, and 4.4 % Zn. Capital investments are estimated at $20.3 million, including $14.6 million for sustaining capital and $4.8 million for Brownfields exploration programs.

Sustaining capital investments include:

Mine development and infill	$5.2 million
Equipment acquisition and energy	$3.7 million
Operating permits and tailings management	$1.3 million

Cash cost and AISC:

Cash cost is expected to be between $15.0 and $16.6 per ounce of silver equivalent. AISC is expected to be between $21.7 and $24.7 per ounce of silver equivalent. This represents an increase over 2024 explained by the impact of relative metal prices on silver equivalent production. Higher metal prices for silver relative to zinc and lead, result in lower silver equivalent production. The effect of relative prices used for 2025 guidance, compared to metal prices used in 2024 guidance, represents an estimated impact on AISC of approximately $4 per ounce.

2025 Exploration Outlook

The Company has a total mineral exploration budget of $41.0 million for 2025, compared to an estimated $44.0 million invested in 2024. Brownfields represents 53 percent, and greenfield initiatives, including $8.3 million for Diamba Sud, represents 47 percent of this year’s budget.

Brownfields Exploration

Fortuna’s consolidated Brownfields exploration budget for 2025 totals $21.6 million, which includes 84,000 meters of reverse circulation, diamond core, and air core exploration drilling. The larger portion of the planned drilling is reserved for high value opportunities at the Séguéla Mine.

Séguéla Mine, Côte d’Ivoire

The Brownfields exploration program budget for 2025 at Séguéla is $13.5 million, which includes 73,000 meters of exploration drilling, supporting resource upgrade drilling primarily at the Sunbird underground project, and infill and expansion of the Kingfisher deposit, along with continued target generation.

Lindero Mine, Argentina

The Brownfields exploration budget for Lindero is $3.4 million, which includes 5,000 meters of exploration drilling at Arizaro, following up on recent reinterpretations driven by additional geochemical sampling, and alteration mapping completed in 2024.

Caylloma Mine, Peru

The Brownfields exploration program budget for 2025 at Caylloma is $4.8 million which includes $2.2 million for 9,000 meters of resource extension drilling, in addition to $2.6 million for 1,600 meters of drill testing regional targets.

Burkina Faso

The Brownfields exploration program budget for 2025 at Yaramoko is $0.2 million, reflecting reduced exploration activities. However, the Company will continue to pursue opportunities for extensions of mineralization through underground development in the deeper levels of the 55 Zone and the QVP deposits.

Greenfields Exploration

Greenfields exploration will continue in Mexico, Côte d'Ivoire and Senegal advancing generative programs across several projects supported by a budget of $19.3 million, including continued active corporate development.

Mexico

Exploration activities in Mexico will focus on project generation and target testing across several emerging projects, with a total of $4.9 million budgeted, which includes 8,000 meters of planned drilling.

Côte d’Ivoire

The exploration budget for Côte d’Ivoire is $3.6 million, the majority of which will be spent on advancing exploration activities at Tongon North with 12,000 meters of drilling planned, as well as $1.2 million for early-stage target generation at the Guiglo project.

Senegal

The Greenfields exploration budget for Senegal is $10.5 million, including $8.3 million at the Diamba Sud Gold Project, which includes 35,000 meters of drilling for continuing target generation and testing as well as further resource infill and extension drilling. A budget of $2.1 million will be used to support exploration at the Bondala and Morichou projects.

Qualified Person

Eric Chapman, Senior Vice President of Technical Services for Fortuna Mining Corp., is a Professional Geoscientist registered with Engineers and Geoscientists British Columbia (Registration Number 36328) and a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects. Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

Paul Weedon, Senior Vice President of Exploration for Fortuna Mining Corp., is a Qualified Person as defined by National Instrument 43-101 being a member of the Australian Institute of Geoscientists (Membership Number 6001). Mr. Weedon has reviewed and approved the scientific and technical information relating to exploration contained in this news release.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with five operating mines in Argentina, Burkina Faso, Côte d'Ivoire, Mexico, and Peru, as well as the preliminary economic assessment stage Diamba Sud Gold Project located in Senegal. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; changes in general economic conditions and financial markets; the impact of inflationary pressures on the Company’s business and operations; estimates of production in 2024 that remain subject to verification and adjustment; the Company’s anticipated financial and operational performance in 2025 as well as anticipated financial and operational performance at the Séguéla Mine in 2026; estimated production forecasts for 2025 as well for 2026 at the Séguéla Mine; estimated costs; estimated cash costs and all-in sustaining cash costs and expenditures for 2025 and for 2026 in respect of the Séguéla Mine; estimated capital expenditures in 2025 as well as in 2026 for the Séguéla Mine; estimated Brownfields and Greenfields expenditures in 2025 as well as estimated Brownfields expenditures in 2026 for the Séguéla Mine; exploration plans; the future results of exploration activities; the timing of the implementation and completion of sustaining capital investment projects at the Company’s mines; expectations with respect to metal grade estimates and the impact of any variations relative to metals grades experienced; metal prices, currency exchange rates and interest rates in 2025; statements about the ability of the Company to complete the sale of the San Jose Mine and the expected timing thereof; timing of and possible outcome of litigation; mineral resource and mineral reserve estimates; life of mine estimates; the Company’s expectation that the leach pad expansion project at the Lindero Mine will be completed on budget and expectations with respect to the completion of the solar power plant project at the Lindero Mine; statements regarding operational efficiency initiatives as the Company’s properties and the anticipated benefits thereof; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; and the future financial or operating performance of the Company. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

The forward-looking statements in this news release also include financial outlooks and other forward-looking metrics relating to the Company and its business, including references to financial and business prospects and future results of operations, including production, and cost guidance, anticipated future financial performance and anticipated production, costs and other metrics. Such information, which may be considered future oriented financial information or financial outlooks within the meaning of applicable Canadian securities legislation (collectively, “FOFI”), has been approved by management of the Company and is based on assumptions which management believes were reasonable on the date such FOFI was prepared, having regard to the industry, business, financial conditions, plans and prospects of the Company and its business and properties. These projections are provided to describe the prospective performance of the Company's business and operations. Nevertheless, readers are cautioned that such information is highly subjective and should not be relied on as necessarily indicative of future results and that actual results may differ significantly from such projections. FOFI constitutes forward-looking statements and is subject to the same assumptions, uncertainties, risk factors and qualifications as set forth below.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, operational risks associated with mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; uncertainties related to new mining operations, including the possibility that actual capital and operating costs and economic returns will differ significantly from those estimated for such projects prior to production; risks relating to the Company’s ability to replace its Mineral Reserves; capital and currency controls in foreign jurisdictions; risks associated with mineral exploration and project development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including obtaining or renewing environmental permits and potential liability claims; uncertainty relating to nature and climate conditions; risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business, including relating to the newly elected government in Argentina; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian conflict and the Israel – Hamas war, and the impact they may have on global economic activity; risks relating to the termination of the Company’s mining concessions in certain circumstances; developing and maintaining relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; property title matters; risks relating to the integration of businesses and assets acquired by the Company; assessment of the carrying value of the Company’s assets, including the ongoing potential for material impairment and/or write downs of such assets; risks associated with climate change legislation; reliance on key personnel; adequacy of insurance coverage; operational safety and security risks; legal proceedings and potential legal proceedings; expectations regarding the Company completing the sale of the San Jose Mine; uncertainties relating to general economic conditions; risks relating to a global pandemic, which could impact the Company’s business, operations, financial condition and share price; competition; fluctuations in metal prices; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and interest rates; tax audits and reassessments; risks related to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; risks associated with climate change legislation; laws and regulations regarding the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements and the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form for the fiscal year ended December 31, 2023. Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including, but not limited to, the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; exchange rate and annual inflation rate assumptions in respect of cash cost and AISC guidance; that there will be no material adverse change affecting the Company, its properties or its production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); the duration and effect of global and local inflation; the duration and impacts of geo-political uncertainties on the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices, inflation and currency exchange rates; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms; that there will be no significant disruptions affecting the Company's operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events, or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves. Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

Non-IFRS Financial Measures

This news release also refers to non-IFRS financial measures, including cash costs and all-in sustaining costs. These measures are not standardized financial measures under International Financial Reporting Standards (IFRS), the financial reporting framework used to prepare the financial statements of the Company and therefore may not be comparable to similar financial measures disclosed by other mining companies. These Non-IFRS Measures include cash costs and all-in sustaining cash costs.

Readers should refer to the “Non-IFRS Financial Measures” section in the Company’s 2023 MD&A, which section is incorporated herein by reference, for an explanation of these measures and reconciliations to the Company’s reported financial results in accordance with IFRS. The MD&A 2023 is available on SEDAR+ at www.sedarplus.ca.

Appendix

2025 cash cost and consolidated AISC guidance

Cash cost guidance ($/Au Eq Oz)	2025 Guidance
Lindero	1,060	-	1,235
Caylloma	1,250	-	1,385
Yaramoko	880	-	1,000
Séguéla	680	-	750
Consolidated cash cost	895	-	1,015

AISC Guidance ($/Au Eq Oz)	2025 Guidance
Lindero	1,600	-	1,770
Caylloma	1,810	-	2,060
Yaramoko	1,165	-	1,320
Séguéla	1,500	-	1,600
Corporate G&A		86
Consolidated AISC	1,550	-	1,680

Note:

1.	Cash cost includes production cash cost and for Lindero, is net of copper by-product credit. AISC includes sustaining capital expenditures, worker’s participation (as applicable) commercial and government royalties mining tax, export duties (as applicable), subsidiary G&A and Brownfields exploration and is estimated at metal prices of $2,500/oz Au, $30.0/oz Ag, $2,100/t Pb, and $2,700/t Zn. AISC excludes government mining royalty recognized as income tax within the scope of IAS-12.